
Mail Stop 7010

October 31, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Cedric W. Burgher
Senior Vice President and Chief Financial Officer
KBR, Inc.
4100 Clinton Drive
Houston, TX 77020-6237

> **Re:** **KBR, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 31, 2006**
> **File No. 333-133302**

Dear Mr. Burgher:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page of Prospectus</u>

1. Please remove the terms "Joint Book-Running Managers," "Senior Co-Managers" and "Co-Managers" from the cover page of your prospectus.

<u>Exhibit 1.1</u>

2. We note clauses (iii) and (viii) of Section 7(c) of the underwriting agreement. These provisions appear to be market-out provisions that, practically speaking, place the risk of the success of your offering on your company and results in the underwriters participating upon a "best efforts" basis. Please supplementally explain how this termination right is consistent with a firm commitment offering. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.

Exhibit 5.1

3. We note the assumptions listed in the last sentence of the second paragraph of the legal opinion. Please have counsel remove the assumptions that "the Board of Directors of the Company has authorized the issuance and sale of the Shares and any Additional Shares and has authorized a special pricing committee of the Board of Directors of the Company to determine the price at which the Shares and any Additional Shares are to be sold to the underwriters by the Company."

4. We note the statement in the second to last paragraph. Please have counsel either revise its opinion to clarify or confirm to us that it agrees with our understanding that the reference to the Delaware General Corporation Law includes all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

                        *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Mr. Darrell W. Taylor
        Baker Botts L.L.P.
        910 Louisiana Street
        Houston, TX 77002-4995

Mr. Andrew M. Baker
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, TX 75201-2980

Mr. John B. Tehan
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954